EXHIBIT 99.1

Endeavour Silver has Commenced Wet Commissioning Activities at its Terronera Project

VANCOUVER, British Columbia, May 06, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. ("Endeavour" or the "Company") (NYSE: EXK; TSX: EDR) is pleased to announce the commencement of wet commissioning activities at its Terronera Project in Jalisco state, Mexico; a critical milestone in the lead-up to full-scale production.

“With wet commissioning now underway at Terronera, we are confident in the strength of our project and the operational path ahead,” commented Dan Dickson, Chief Executive Officer. “This achievement is a reflection of the commitment and expertise of our team, and we look forward to maintaining this momentum as we advance toward ramping up to commercial production.”

Terronera’s wet commissioning process involves the introduction of water and slurry into the plant circuits in order to validate the performance of equipment and systems under operational conditions. This critical phase follows the successful completion of dry commissioning, during which the mechanical, electrical, and control systems are tested without load.

The first slurry has now been introduced to the concentrate filter and preliminary performance has been consistent with design expectations. The operations and commissioning teams continue to closely monitor system performance, working in alignment with safety, environmental, and quality standards.

As the wet commission phase is completed, attention will be given to increasing feed and run times, and ramping up production to full throughput. The Company plans to provide operational guidance as ramp up advances.

Endeavour would like to acknowledge the outstanding efforts of its construction, engineering, and operations teams, whose dedication and commitment have brought Terronera to this important stage safely and efficiently.

About Endeavour Silver: Endeavour is a mid-tier precious metals company committed to sustainable and responsible mining practices. With operations in Mexico and Peru, and the development of the new cornerstone mine in Jalisco State, the Company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile, and the United States, which has helped it achieve its goal of becoming a premier senior silver producer.

Contact Information

Allison Pettit, Director of Investor Relations
Tel: (604) 640 4804
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and "forward-looking information" within applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development of the Terronera Project, the anticipated timing of construction steps and completion of commissioning at the Terronera Project, the Company’s areas of focus for the Terronera Project, the Terronera Project's forecasted operations, costs and expenditures, Endeavour’s future operational guidance announcements, the Company’s future growth and value creation and the timing and results of various related activities. The Company does not intend to and does not assume any obligation to update forward-looking statements or information other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties, and other factors that may cause Endeavor's actual results, level of activity, production levels, performance, or achievements, and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; continued compliance with the project loan debt facility; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and US dollar); and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the SEC and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, forecasted Terronera mine economics as of 2025, the mining products will be completed under management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, other factors may cause results to be materially different from those anticipated, described, estimated, assessed, or intended. There can be no assurance that any forward-looking statements or information will be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.